October 6, 2011

Via EDGAR and HAND DELIVERY

John Reynolds

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re: Radius Health, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 1, 2011

File No. 333-175091

Form 8-K Supplemental Response

Filed September 1, 2011

File No. 000-53173

Dear Mr. Reynolds:

On behalf of our client, Radius Health, Inc., a Delaware corporation (f/k/a MPM Acquisition Corp.) (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated September 23, 2011 (the “Comment Letter”). As discussed with, and agreed to by, the Staff, the Company has responded to the Comment Letter (which comments on the Company’s Registration Statement on Form S-1/A filed on September 1, 2011 (the “Form S-1”) and the Company’s Current Report on Form 8-K provided to the Staff by supplement on September 1, 2011 (the “Form 8-K”)), in the context of, as applicable, the Amendment No. 2 to the Form S-1 filed on the date hereof in response to the Staff’s comments contained in the Comment Letter and to effect updating and other changes. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.  Page numbers refer to page numbers of the Form S-1.

To assist in your review, enclosed in the federal express package please find a marked version of Amendment No. 2 to the Form S-1 that shows the changes made to the Form S-1 and a marked version of the draft Amendment No. 2 to the Form 8-K that shows additional changes proposed to be made to the Form 8-K in response to the Comment Letter.

Form S-1 /A, filed September 1, 2011

General

1.                                       We reissue comment four of our letter dated July 18, 2011. We note that you are registering all or almost all of the common stock outstanding, including the conversion of the preferred stock. It appears that this offering is being conducted by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur “at the market,” the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an “at the market” offering by the selling shareholders is not permissible. As a result, you should set a fixed price for the duration of the offering at which selling security holders will offer and sell the common stock in the proposed offering.

Response:

Rule 415 promulgated under the Act provides that “(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that: (1) The registration statement pertains only to: (i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant, or a person of which the registrant is a subsidiary….”

In Compliance and Disclosure Interpretation 612.09 (“CDI 612.09”) with respect to the rules under the Act, the Staff acknowledged that:

[i]t is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. (emphasis added)

After consideration of all of the factors listed in the Staff’s comment and in CDI 612.09 and other factors relevant to the selling shareholders’ resale offering, all of which are discussed in detail below, it is the Company’s view that the offering of securities to be registered pursuant to the Registration Statement is a valid secondary offering and is eligible to be made under Rule 415(a)(1)(i) under the Securities Act of 1933 (the “Act”) as contemplated by the Registration Statement.

•                  How long the selling shareholders have held the shares and/or the overlying securities and the circumstances under which the selling shareholders received the shares and/or the overlying securities

The Registration Statement covers the resale of shares of the Company’s Common Stock to be offered by the selling stockholders consisting of:

(i)                                     unissued shares of the Company’s Common Stock (the “Preferred Conversion Shares”) to be offered for resale by certain selling stockholders upon the conversion of outstanding shares of the Company’s Preferred Stock (the “Preferred Stock”);

(ii)                                  currently outstanding shares of the Company’s Common Stock to be offered for resale by certain selling stockholders (the “Outstanding Common Shares”),

(iii)                               unissued shares of the Company’s Common Stock (the “Common Warrant Shares”) to be offered for resale by certain selling stockholders upon the exercise of outstanding common stock purchase warrants (the “Common Warrants”); and

(iv)                              unissued shares of our Common Stock (the “Preferred Warrant Shares”) to be offered for resale by certain selling stockholders upon the conversion of shares of our Preferred Stock to be issued upon exercise of outstanding preferred stock purchase warrants (the “Preferred Warrants”).

All of the shares of the Preferred Stock convertible into the Preferred Conversion Shares and the Outstanding Common Shares were issued in exchange for all of the shares of the Former Operating Company’s (defined below) common stock, par value $.01 per share (the “Former Operating Company Common Stock”), and shares of the Former Operating Company’s preferred stock, par value $.01 per share (the “Former Operating Company Preferred Stock”), and the Common Warrants exercisable for the Common Warrant Shares and the Preferred Warrants exercisable for the Preferred Warrant Shares represent warrants assumed by the Company, all in connection with the acquisition of all of the outstanding capital stock of Radius Health, Inc. (the “Former Operating Company”) by the Company which had been, at the time, a publicly-reporting, Form 10 shell company with no prior operating history named “MPM Acquisition Corp.” Contemporaneously with the acquisition, the Company completed the repurchase of all of its capital stock issued and outstanding immediately prior to the acquisition from its former sole stockholder, MPM Asset Management LLC. Immediately following the redemption and acquisition, the Former Operating Company, which at that time was a wholly-owned subsidiary of the Company, was merged up and into the Company. Pursuant to that merger, the Company assumed the business of the Former Operating Company and the Company changed its name to “Radius Health, Inc.” (such transactions are referred to herein as the “Reverse Merger Transaction”).  Upon completion of the Reverse Merger Transaction, the former stockholders of the Former Operating Company held 100% of the outstanding shares of the Company’s capital stock in the same relative proportion as they did prior to the Reverse Merger Transaction in the Former Operating Company.  Therefore, notwithstanding the technical structural change of the Former Operating Company through the Reverse Merger Transaction, the shares offered by the selling stockholders in the Registration Statement represent predecessor interests held by such selling stockholders in the Former Operating Company prior to the Reverse Merger Transaction since as far back as 2003.

The Former Operating Company’s Series A-1 and Series A-5 preferred stock were issued on May 17, 2011 in valid private placements that complied with Section 4(2) of the Act and Regulation D promulgated thereunder (the “Series A-1 Financing”).  In connection with the Series A-1 Financing, the Former Operating Company’s Series A-2 preferred stock, Series A-3 preferred stock, Series A-4 preferred stock and certain shares of common stock were issued immediately prior to the Reverse Merger Transaction in a recapitalization of the Former Operating Company in exchange for the Former Operating Company’s Series C preferred stock, Series B preferred stock and Series A preferred stock, respectively, all of which were previously issued in multiple valid private placements that complied with Section 4(2) of the Act and Regulation D promulgated thereunder from November 2003 until November 2008 as detailed on Attachment A hereto. (The share numbers in Attachment A hereto, and all other share numbers in this response, represent the number of shares of the Company’s Common Stock issued or issuable upon conversion of the Company’s preferred stock after taking into account the recapitalization, including reverse split, of the Former Operating Company and the Reverse Merger Transaction.) The Common Stock Warrant assumed in the Reverse Merger Transaction was issued by the

Former Operating Company to SVB Financial Group on May 17, 2011 in exchange for a warrant to purchase shares of the Former Operating Company’s common stock previously issued in a valid private placement on August 6, 2004 in connection with the provision by SVB of a bank loan facility. The Preferred Stock Warrants were issued to Oxford Finance LLC and GE Capital Equity Investments on May 23, 2011 in a valid private placement in connection with the provision by Oxford Finance and GE Capital of a term loan facility.

Other than 98,437 of the Outstanding Common Shares (which shares were issued in the recapitalization of the Former Operating Company to former preferred stockholders who did not participate in the Series A-1 Financing), all of the Outstanding Common Shares are either founders shares issued at the time of formation of the Former Operating Company in 2003 or compensatory shares issued upon the exercise of Former Operating Company options prior to the Reverse Merger Transactions or after being assumed by the Company in the Reverse Merger Transactions.  This relatively small number of shares to be offered by founders, employees or former employees of the Former Operating Company should not be considered as an offering for or on behalf of the Company.

Therefore, the selling stockholders have been at market risk with respect to:

•                  100% of the Preferred Warrant Shares since May 23, 2011;

•                  100% of the Common Warrant Shares since August 6, 2004;

•                  72.7% of the Preferred Conversion Shares since various dates ranging from November 2003 to November 2008;

•                  27.3% of the Preferred Conversion Shares since May 17, 2011; and

•                  71.8% of the Outstanding Common Shares since at least April 20, 2011.

Presumed affiliates who are selling stockholders have been at market risk with respect to:

•      68.8% of the Preferred Conversion Shares since various dates ranging from November 2003 to November 2008;

•      19.7% of the Preferred Conversion Shares since May 17, 2011; and

•      37.8% of the Outstanding Common Shares since April 20, 2011.

No affiliates control any of the Preferred Warrant Shares or the Common Warrant Shares.

In the revised Registration Statement, the selling stockholders are only offering approximately:

•                  33.3% of the Preferred Warrant Shares representing 12,840 shares of Common Stock offered by the Registration Statement;

•                  33.3% of the Common Warrant Shares representing 88 shares of Common Stock offered by the Registration Statement;

•                  33.3% of the Preferred Conversion Shares representing 5,112,120 shares of Common Stock offered by the Registration Statement; and

•                  33.3% of the Outstanding Common Shares representing 195,552 shares of Common Stock offered by the Registration Statement.

While the Preferred Stock, Common Warrants and Preferred Warrants are immediately convertible or exercisable, no holder thereof has converted any portion of his or her Preferred Stock or exercised any Common Warrant or Preferred Warrant as of the date hereof and, therefore, no Preferred Conversion Shares, Preferred Warrant Shares or Common Warrant Shares underlying such Company securities are outstanding.

In Compliance and Disclosure Interpretation 116.19 (“CDI 116.19”) with respect to Securities Act Forms, the Staff noted that:

[i]n a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.

CDI 116.19 therefore contemplates that a valid secondary offering of shares could occur without delay so long as the Company has completed the Section 4(2)-exempt sale of the convertible security and the investor carries the market risk at the time the resale registration statement is filed.

This concept is consistent with longstanding custom and practice in the PIPEs marketplace, as registration rights in connection with PIPEs transactions ordinarily require the filing of a resale registration statement shortly after closing (typically 30 days) and effectiveness of that registration statement shortly thereafter (typically 90 days after closing).  A concern that a short period of time elapsing between closing and registration may indicate the presence of a primary offering is inconsistent with CDI 116.19.

While the length of time for which the selling shareholders will have held their shares of stock or the securities overlying the shares offered by the Registration Statement prior to resale pursuant to the Registration Statement is only one factor cited in CDI 612.09, the facts (i) that 100% of the offered shares have been held at risk since May 23, 2011 and (ii) that approximately 72.7% of the Preferred Conversion Shares, Outstanding Common Shares, Preferred Warrant Shares and Common Warrant Shares (or the related overlying securities) have been held at risk since various dates from November 2003 through November 2008 are inconsistent with the notion that the secondary offering by the selling stockholder pursuant to the Registration Statement is an indirect primary offering of the Company or that the selling stockholders are merely acting as a conduit for the Company’s distribution of securities.

In addition, the terms of the Preferred Stock, Common Warrants and Preferred Warrants contain no “toxic” provisions or other terms that have in the past merited special concerns by the Staff.  The conversion price of the Preferred Stock is fixed (other than adjustment pursuant to standard weighed-average antidilution in the context of issuances of additional shares of capital stock at a price lower than the conversion price then in effect or antidilution protection from organic structural changes to the Company’s capital stock) and the exercise price of the Common Warrants and the Preferred Warrants are all fixed.

In addition, all of the selling stockholders acquired their shares or the securities overlying the shares offered by the Registration Statement for their own investment purposes and represented to the Company that they were not acquiring their securities with a view to distribution or resale of the securities except in full compliance with all applicable provisions of the Act.  There is no evidence to suggest that those representations are false.  The filing of the Registration Statement is required to fulfill a contractual obligation to its professional institutional private equity investors on terms commonly imposed in private placements and PIPEs.  The mere fact that the shares are now being registered for resale is no evidence that the selling stockholders desire to effect an immediate distribution and there is no evidence that the selling stockholders have any plan to act in concert with respect a distribution of their shares. CDI 116.19 supports the Company’s view.

•                  The relationship of each selling stockholder with the Company

Of the 64 selling stockholders listed in the Registration Statement, 14 are presumed to be affiliates of the Company either because they hold more than 10% of the fully diluted Common Stock of the Company or because they are executive officers of the Company.  All of those affiliates have been shareholders or directors or officers of the Company and/or Former Operating Company since February 2007 (and some even longer) and 76% of the shares offered by them in the revised Registration Statement have been held, or the securities overlying such shares offered by them in the revised Registration Statement have been held, as securities of the Former Operating Company or the Company, since at least November 2008.  Other than with respect to 195,552 shares of Outstanding Common Stock, all of the shares of Common Stock offered under the Registration Statement are issuable upon conversion of Preferred Stock, Common Warrants or Preferred Warrants. 100% of the Outstanding Common Stock offered in the Registration Statement are either founders shares issued in connection with the formation of the Company in 2003 or compensatory shares issued upon exercises of options granted under a long-term incentive plan approved by the board of directors and shareholders of the Company.  Affiliates who are officers of the company are offering 21.46% of the Outstanding Common Stock, but given the circumstances in which they were acquired, as compensatory shares pursuant to an approved equity incentive plan, the Company contends that none of those shares are being offered on behalf of the Company or are such officers acting as a conduit of the Company.

•                  Whether or not any of the selling stockholders are in the business of buying and selling securities

Except as set forth below, the selling shareholders are individuals and private investment funds that buy and sell portfolio securities for their own accounts and performed significant, fundamental due diligence on the Former Operating Company prior to making their investment.  All of the selling stockholders represented at the time of purchase of the shares or securities overlying the shares being offered in the Registration Statement that they were buying for their own accounts, for investment and not with a view to distribution or resale of securities except in full compliance with all applicable provisions of the Act.

Moreover, a focus on the private investment funds invested in the Company and listed as selling stockholders reveals that they are in the business of investing in privately held and, in some cases, public companies, with an intent of funding business plans and strategic initiatives, not to engage in the distribution of an issuer’s stock.  In this case, all of the institutional selling stockholders evaluated an investment in the Company or the Former Operating Company on the basis of the business purpose for the offering and whether they believed the proposed use of proceeds was rational and likely to produce acceptable investment returns. The fact that each of the private investment funds listed as selling stockholders has the opportunity to either appoint or participate in the appointment of a member of the board of directors of the Company or to designate an observer to the board meetings supports their desire to invest in and to help to develop the business plan of the Company and not to act as a conduit of the Company to distribute shares of the Company’s Common Stock.  In addition, the stockholders of the Company entered into a lock up agreement on May 17, 2011 that prohibited them from selling Company securities for a period of up to 6 months and in some cases longer depending on the current market price of such Common Stock.  This evidences that the resale registration was not an attempt to effect an indirect primary offering of the Company’s Common Stock, but rather a rational attempt to create liquidity for the investors, many of whom have been invested in the Company and the Former Operating Company since 2008, and some as early as 2003.

One of the selling stockholders, Leerink Swann, LLC, is a registered broker dealer.  Leerink Swann LLC holds Preferred Warrants exercisable for shares of Series A-1 Preferred Stock convertible into 8,188 shares of Common Stock.  The Preferred Warrants were issued by the Former Operating Company as compensation for placement agent services rendered in connection with the Former Operating Company’s Series A-1 Financing which closed on May 17, 2011 and were assumed by the Company in the merger with the Former Operating Company.  At the time issued by the Former Operating Company and thereafter at the time of assumption by the Company, Leerink Swann LLC had no agreements or understandings, directly or indirectly, with the Former Operating Company, the Company or any other person to distribute the Preferred Warrants or the Preferred Warrant Shares.  They were acquired for investment purposes for their own account and not with a view to distribution. Moreover, the number Preferred Warrant Shares for which Leerink Swann LLC may excercise its Preferred Warrant is only 0.05% of the fully diluted capitalization of the Company, and (as more fully discussed below) only one-third of which will be offered under the Registration Statement.

•                  The amount of shares involved

While the amount of shares being registered is relevant to the Staff in its determination of whether an offering should be deemed a primary or secondary offering, it is only one of the factors cited in CDI 612.09 and all of the facts and circumstances recited above should also be considered. Notwithstanding, the number of shares offered by the selling stockholders under the Registration Statement has been reduced to less than one-third of the Company’s capitalization.  As described below, the Staff’s more recent focus on toxic features (none of which are present here) is far more likely to deter abusive practices and uncover disguised primary offerings.

Several years ago the Staff became increasingly concerned about public resales of securities purchased in “toxic” transactions.  The Staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the shares involved.  In many of these “toxic” transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market price of the underlying common stock.  When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock — in many cases well in excess of 100% of the shares previously outstanding.  In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments.

In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the senior Staff members of the Commission’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions.  One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

In order to monitor these types of transactions, the Staff would compare the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer’s periodic reports filed with the Commission.  As we understand it, the Staff was instructed to look more closely at any situation where an offering involved more than approximately one-third of the public float.  If an issuer sought to register more than one-third of its public float, the Staff was instructed to examine the transaction to see if it implicated Staff concerns that a secondary offering might be a “disguised” primary offering for Rule 415 purposes.  It is our understanding that, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in CDI 612.09.  In partial response to criticism over the Staff’s interpretive position, we understand that the Staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions(1).  As described above, the terms of the Preferred Stock, Common Stock, Common Warrants or Preferred Warrants do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

In CDI 612.12 with respect to the Securities Act rules describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

This interpretive position makes clear that even a single holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts — beyond the mere level of ownership — indicate that the affiliate or any other selling stockholder is acting as a conduit for the issuer.  Notwithstanding, the Company has revised the Registration Statement to reduce the shares to be offered under the Registration Statement by two-thirds of the original amount requested comprising approximately 30% of the Company’s fully diluted capitalization. Taken in the context of all relevant factors of this offering, such amount of shares does not alone constitute this offering as an indirect primary offering by or on behalf of the Company.

(1)  See Speech by John W. White; Keller and Hicks: Unblocking Clogged PIPEs.

•                  Conclusion:  Considering all circumstances, the selling stockholder are not acting as a conduit for the Company but are willing to reduce the size of the offering

Considering the facts and circumstances of the financing of the Company and the earlier financing of the Former Operating Company, as well as the factors listed in CDI 612.09, (i) the selling stockholders made fundamental decisions to invest in the Company or the Former Operating Company and are not acting merely as a conduit for the distribution of securities by the Company; (ii) 100% of the shares that could be offered or the securities overlying the shares offered that could be offered by the Registration Statement that were issued on or before May 23, 2011 and approximately 73% of those issued on May 17, 2011 were in exchange for securities issued by the Former Operating Company acquired in 2008 or earlier (before the Company of the Former Operating company was a public reporting company) — a period of time that far exceeds the period sanctioned in CDI 116.19, (iii) the selling stockholders have represented their investment intent and disclaimed any intent to illegally distribute their shares when they or the securities overlying such shares offered under the Registration Statement were fist acquired, the Preferred Stock, Preferred Warrants and Common Warrants contain no toxic or other abusive provisions that have in the past merited special concerns by the Staff, and the Conversion Price of the Preferred Stock and the Exercise Price of the Preferred Warrants and Common Warrants were at or above the fair market value of such securities immediately preceding the time that the Company or the Former Operating Company entered into the binding agreement to issue such securities, (iv) all of the selling stockholders but for Leering Swann LLC are individuals and private investment funds that buy and sell portfolio securities for their own accounts and are not in the business of underwriting securities and (v) as all of the facts and analysis provided above demonstrate, the selling stockholders are not engaging in a distribution on behalf of and are not acting as conduits for the Company no matter how many shares would be offered by the Registration Statement.  Also, no compensation has been or will be paid to any selling stockholder in connection with the sale of any shares offered by the selling stockholders under the Registration Statement. In these circumstances the Company believes that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415(a)(1)(i).

Notwithstanding the foregoing, the Company acknowledges the Staff’s concern with respect to the number of shares of Common Stock previously included in the Registration Statement relative to the number of shares of Common Stock comprising the Company’s fully-diluted capitalization.  In an effort to address the staff’s concern, the Company and the selling stockholders have reduced the number of shares offered by the Registration Statement by two-thirds.

In doing so, the aggregate size of the resale offering would be reduced to 5,320,600 shares and the number of shares offered by affiliates would be reduced by a total of 10,802,427 shares. After such reduction, the selling stockholders will have been at market risk with respect to 100% of the shares (or the overlying securities) offered by the Registration Statement since May 23, 2011 and 73.4% since November 2008 (and in some cases longer).  Therefore, given all facts and circumstances discussed, including how long the shares have been held at risk and the size of the offering, the Company respectfully submits that the resale offering by the selling stockholders is a valid secondary offering eligible to be made under Rule 415(a)(1)(i) under the Act.

Risk Factors, page 5

2.             Please remove the reference to risks and uncertainties set forth elsewhere in the prospectus and in other documents filed with the SEC. The risk factors section should set forth all material risks.

Response:

In response to the Staff’s comment, the Form S-1 has been revised on pages 5 and 18 to remove the references to risks and uncertainties set forth  elsewhere in the prospectus or in other documents filed by the Company with the Commission.

3.             We reissue comment seven of our letter dated August 18, 2011. We continue to note the reference to “the possibility of Hatch Waxman extension” in the last risk factor on page 14. We note that you have included a cross-reference to a discussion of the Hatch Waxman Act in the risk factor. However, the discussion in the business section does not explain the extension process and how it would apply to your patents.

Response:

In response to the Staff’s comment, the Form S-1 has been revised on pages 14, 47 and 48 to discuss how the Hatch Waxman Act may provide for five years of data exclusivity for the BAO58 Injection and how, through the process of meeting certain circumstances in connection with the filing of a new NDA for the Microneedle Patch product, the Hatch Waxman Act may provide an additional 3 years of data exclusivity which will run concurrent with the Company’s patents.  The Hatch Waxman Act may also provide up to 5 years of term extension that may effectively extend the patent life of certain of the Company’s patents.

Description of Business, page 19

4.             Please revise the discussions relating to competition to clearly reflect that many of your competitors have longer operating histories and greater financial resources than you.

Response:

In response to the Staff’s comment, the Form S-1 has been revised on pages 35, 37 and 38 to clearly reflect that many of our competitors have longer operating histories and greater financial resources than the Company.

Results of Operations, page 62

5.             We note your disclosure that for the six months ended June 30, 2011, you incurred expenses for the development of BA058 Injection of $16,774,000 compared to $661,000 for the six months ended June 30, 2010. We note the increase was primarily the result of expenses incurred to initiate your Phase 3 study which began dosing of patients in April 2011. Please provide investors additional insight into the potential variability in the expenses, for example, if you expect the higher expenses at initiation of a study or does management expect this level of expense to recur each quarter during Phase 3 study.

Response:

In response to the Staff’s comment, the Form S-1 has been revised on page 63 to provide additional insight into the potential variability in the Company’s expected research and development expenses.

License Agreement Obligations, page 67

6.             We partially reissue comment 10 of our letter dated August 18, 2011. Please disclose the material terms of the royalty and license agreements. This would include the duration. Your response indicates that such disclosure would cause competitive and commercial harm. However, it does not appear that the duration terms are subject to the confidential treatment request, and to the extent they are, confidential treatment is not available for material information that must be disclosed by Regulation S-K.

Response:

In response to the Staff’s comment, the Form S-1 has been revised on pages 41, 42, 68 and 69 to include the duration of the material royalty and license agreements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 69

7.             We note your disclosure in paragraph two on the reports of REMC on the Company’s financial statements for the period ended December 31, 2010. Please revise to clarify the time period of the reports of REMC. See Item 304(a)(1)(ii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Form S-1 has been revised on page 70 to clarify that the time periods covered by the REMC reports are each of the years ended December 31, 2009 and 2010.

Transactions with Related Persons, page 75

8.             We reissue comment 12 of our letter dated August 18, 2011. Please revise to clarify the dollar amount of “certain costs” reimbursed in connection with the MPM Asset Management LLC share repurchase.

Response:

In response to the Staff’s comment, the Form S-1 has been revised on page 77 to clarify the dollar amount of the “certain costs” reimbursed in connection with the MPM Asset Management LLC share repurchase.

9.             We reissue comment 15 of our letter dated August 18, 2011. We note the employment agreements filed as exhibits. Please disclose the material terms of the employment agreement for each named executive officer. The only disclosure provided relates to severance and termination provisions. Also, we note that some of the salary and bonus provisions of the employment agreements appear to be different from the amounts set forth in the table. Please clarify in the disclosure.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 86 and 87 to augment and clarify the disclosure of the material terms of the employment agreements with each of the named executive officers.

10.           We reissue comment 19 of our letter dated August 18, 2011. Please revise to provide a different column for the different terminations. For instance, the table only currently discusses termination other than for cause after a change in control. We also note the provisions relating to termination other than cause without a change in control. Lastly, include disclosure in the change in control column to include consideration due to the vesting provision.

Response:

In response to the Staff’s comment, the Form S-1 has been revised on page 88 to add a column to the table entitled  “Termination Other than for Cause not in a Change in Control”.  Additionally, the Form S-1 has been revised to include disclosure in the change in control column to include the consideration due upon acceleration of the vesting of the options.

Security Ownership of Certain Beneficial Owners and Management, page 88

11.           We reissue comment 22 of our letter dated August 18, 2011. Please disclose the control person(s) for each entity listed in the table.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 97 and 98 to provide the control person(s) for each entity listed in the table.

Selling Stockholders, page 98

12.           Please clarify whether the broker(s) listed in the selling shareholders table received their securities as compensation for underwriting services.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 99 to clarify that none of the broker(s) listed in the selling shareholder tabled received their securities as compensation for underwriting services. The Company has added footnote 17 to the selling stockholder table to disclose that Leerink Swan received its securities from the Former Operating Company as compensation for placement agent services provided in connection with the Former Operating Company’s Series A-1 Financing prior to the Merger.

13.           Please clarify whether the affiliates of broker-dealers purchased their shares in the ordinary course of business and at the time of the purchase of securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 99 to clarify that all shares purchased by affiliates of broker-dealers were purchased in the ordinary course of business of such affiliate and that at the time of the purchase of the securities to be resold, the selling shareholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities,

14.           We reissue comment 13 of our letter dated July 18, 2011. Please disclose the control person(s) for each entity listed in the selling shareholders table.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 102 and 103 to provide the control person(s) for each entity listed in the selling shareholder table.

15.           Please revise the number of outstanding common shares offered by selling stockholders total of 555,594 on page 100 to reconcile with the 592,581 common shares listed on your cover page and elsewhere in the document.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 101 to update the total number of outstanding common shares offered by selling stockholders.

Terms of Conversion, page 106

16.           We note your revised disclosure in response to comment 25 of our letter dated August 18, 2011 and we partially reissue the comment. The resulting impact to the conversion terms of the preferred stock upon a change in conversion price remains unclear. Please revise your disclosure to clarify.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 108 to clarify the resulting impact to the conversion terms of the preferred stock upon a reduction in the conversion price.

Financial Statements, page F-1

Notes to Financial Statements, page F-33

6. Marketable Securities, page F-42

17.           We note that you sold all of your marketable securities during the six months ended June 30, 2011. Please revise to include the disclosures required by FASB ASC 320-10-50-9 for the sale of available-for-sale securities, if material. Additionally, please provide disclosure in your liquidity discussion to clarify your policy on your intent to hold marketable securities through maturity, for known or foreseeable events and trends.

Response:

The Company evaluated the disclosures requirements of ASC 320-10-50-9 in connection with the preparation of its financial statements as of and for the three and six-month periods ended June 30, 2011.  ASC 320-10-50-9 requires the following:

For each period for which the results of operations are presented, an entity shall disclose all of the following:

a.  The proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses that have been included in earnings as a result of those sales

b.  The basis on which the cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined (that is, specific identification, average cost, or other method used)

c.  The gross gains and gross losses included in earnings from transfers of securities from the available-for-sale category into the trading category

d.  The amount of the net unrealized holding gain or loss on available-for-sale securities for the period that has been included in accumulated other comprehensive income and the amount of gains and losses reclassified out of accumulated other comprehensive income into earnings for the period

e.  The portion of trading gains and losses for the period that relates to trading securities still held at the reporting date.

The Company disclosed the proceeds from sales and maturities of available-for-sale securities in the statements of cash flows, and notes that in the six-month periods ended

June 30, 2011 and 2010 all of the marketable securities matured, and thus there were no realized gains or losses included in earnings that required disclosure.  The Company has amended the cash flow description to clarify that the proceeds are solely the result of maturities.  The Company has disclosed its accounting policy regarding the use of the specific identification method to measure the cost of a security sold in its financial statements for the year ended December 31, 2010.  There were no changes to this accounting policy in the period ended June 30, 2011.  The disclosure requirements in c. and e. are not applicable as there were no transfers into the trading category and the Company does not hold any trading securities.  As it relates to d. above, since the Company did not hold any marketable securities at June 30, 2011, there is no net unrealized holding gain or loss in accumulated other comprehensive income. The amount of gains and losses reclassified out of accumulated other comprehensive income is reflected in the statement of stockholders’ deficit.  Additionally, the Company has amended the liquidity discussion within Form S-1/A to include the following disclosure and the Company will include such disclosure in future filings where applicable.  “Our investing cash flows will be impacted by the timing of purchases and sales of marketable securities.  All of our marketable securities have contractual maturities of less than one year.  We have the ability and intent to hold our investments in marketable securities until maturity, and therefore we would not expect our operational results or cash flows to be significantly affected by a change in market interest rates due to the short-term duration of our investments.”

Exhibits

18.           We reissue comment 16 of our letter dated July 18, 2011. We note that you will file several exhibits by amendment. Please file the exhibits as soon as possible, as we may have additional comments upon review of these exhibits.

Response:

In response to the Staff’s comments, the Company has filed Exhibit 5.1 and Exhibit 23.2, the opinion and consent, respectively of Bingham McCutchen LLP.  No other exhibit is required to be filed by amendment.

19.           We reissue comment 26 of our letter dated August 18, 2011. Exhibits 4.1, 10.1, 10.2, 10.4, 10.6, 10.10, 10.11, 10.12, 10.20, 10.21, 10.25, 10.26, 10.51, 10.63, and 10.64 are missing exhibits, schedules and/or attachments. We also note that Exhibit 10.1 to the Form 8-K filed on April 29, 2011, Exhibit 10.1 to the Form 8-K filed on August 11, 2011, and Exhibit 10.5 to the Form 10-Q filed on August 12, 2011 are missing exhibits, scheduled and/or attachments. Please file these exhibits in their entirety, as required by Item 601(b)(10) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has filed the following with the Commission on September       , 2011 to augment the filed exhibits with the missing exhibits, schedules and/or attachments, redacting only those portions for which confidential treatment is requested. Notwithstanding the foregoing, the Company has not included disclosure schedules to Exhibits as they do not provide the investor with any additional information to ascertain or understand the material terms of the agreements. Confidential treatment with respect to all redacted portions was requested pursuant to the Amendment and Restated Confidential Treatment Request filed with the Commission by letter from Bingham McCutchen LLP dated September 7, 2011. The Company informs the Staff that:

•      The Company has filed Attachment D and Attachment E to Attachment 2 to Exhibit 10.1 (Work Statement NB-1 to the Clinical Trial Services Agreement between the Company and Nordic Biosciences).  The Company has not provided

Schedule A to Attachment 3 to Exhibit 10.1 (the Clinical Trial Agreement by and among Nordic Bioscience A/S and the Center for Clinical and Basic Research A/S on behalf of itself and its ten named clinical study sites).  The Company is not a party to this Agreement and does not have access to this schedule.

•      The Company has not provided Attachment A to Exhibit 10.2 (the Stock Issuance Agreement between the Company and Nordic Bioscience) as this agreement was superseded by the Amended and Restated Stock Issuance Agreement filed as Exhibit 10.5 filed on September 30, 2011 as part of the Company’s Form 10-Q/A (the “Form 10-Q/A”).  The Company has provided Attachment A to Exhibit 10.5 to the Form 10-Q/A.  Exhibit 10.2 has been replaced by the Amended and Restated Stock Issuance Agreement filed at Exhibit 10.5 to the Form 10-Q/A.

•      The Company has filed Appendix 3 and Appendix 4 to Appendix D to Exhibit 10.4 (the Ipsen License Agreement).

•      The Company has filed Appendix A to Exhibit 10.6 (Amendment No. 1 to the Ipsen Pharmaceutical Development Agreement).

•      The Company has filed Attachment 1 to Exhibit 10.10 (which was previously filed as Exhibit 10.11).

•      The Company has filed Exhibits A, B, and F to Exhibit 10.11 (Ipsen Stock Issuance Agreement).  No Exhibit C (Executive Summary) is filed as none was attached to the executed version of Exhibit 10.11.

•      The Company has filed Appendix A to Exhibit 10.12 (Development and Manufacturing Services Agreement between the Company and Lonza Sales Ltd.).

•      The Company has filed Attachment 1 to Exhibit 10.20 (Amendment No. 4, dated March 2, 2011, to the 3M Development Agreement),

•      The Company has not filed the several Payment Orders issued pursuant to Exhibit 10.21 (Laboratory Services and Confidentiality Agreement between the Company and Charles River Laboratories, Inc.) because as they are not material to the Company as they pertain to discrete animal studies for the Company’s research and development activities. The costs of these services are captured in the aggregate research and development costs reported by the Company. Recent examples of payment Orders were filed as Exhibits 10.23 and 10.24.

•      The Company has filed Appendix C to Exhibit 10.25 (License Agreement between the Company and Eisai Co., Ltd.).

•      The Company has filed Exhibit A, Exhibit B, and Exhibit F (which is filed as Exhibit 10.1 to Form 8-K/A filed on September 30, 2011) to Exhibit 10.26 (the Series A-1 Stock Issuance Agreement). The Company advises the Staff that Exhibits C

(Indemnification Agreement) through E were amended out of the Agreement by Amendment No.1 filed as Exhibit 10.67 to the Form S-1.  There was no Exhibit C (Executive Summary) attached to the executed version and therefore it will not be filed.

•      The Company has filed the Summary of Benefits to Exhibit 10.51 (Harvey Employment Letter).

•      The Company has filed Exhibit A (which is filed as Exhibit 10.64) to Exhibit 10.63 (Consent to Sublease).  The Sublease has been superseded by the new Lease filed as Exhibit 10.1 to the Company’s Form 8-K filed on September 30, 2011.

•      The Company has filed Exhibit A to Exhibit 10.64 (Terminated Sublease). The Sublease, of which the Master Lease is a part, has been superseded by the new Lease filed as Exhibit 10.1 to the Company’s Form 8-K filed on September 30, 2011.

•      The Company advises the Staff that no Exhibit A, Annex A or Annex B to Exhibit 4.1 (Amended and Restated Stockholders Agreement) had been filed as none was attached to the final agreement.

•      The Company has filed Exhibits A-E to Exhibit 10.1 (Agreement and Plan of Merger) to the Company’s Form 8-K filed on September 30, 2011, in its entirety, each in their entirety.

•      The Company has filed Exhibit D to Exhibit 10.1 (Lease) to the Form 8-K filed on September 30, 2011, in its entirety.

With respect to Exhibit 10.20, the company advises that all attachments were previously filed. The agreement references a “Work Plan” rather than a “Work Plan Summary” which is included in Attachment 1 titled “Proposal to Radius Health, Inc. for the Development BA058-Coated Microstructured Transdermal System for Evaluation in a phase II Clinical Trial” but entitled “Work Plan Summary” rather than “Work Plan”.  This document serves as the Work Plan under the Fourth Amendment to the Clinical Development and Supply Agreement between the Company and 3M.

20.           We reissue comment 28 of our letter dated August 18, 2011. We note that you have included the articles of incorporation and bylaws of the company pre-merger. It appears that in light of the merger there are amendments to these agreements, as noted in your exhibits index where you list exhibits 3.1 and 3.3 as amendments to the original certificate of incorporation. We note that the bylaws incorporated by reference does not reflect the name change, the preferred stock, or other changes as a result of the merger, such as the voting and other rights of shareholders that are typically found in such documents. Please file such agreements. We again direct your attention to Item 601(b)(3) of Regulation S-K. Whenever the company files an amendment to the articles or bylaws, it must file a complete copy as amended.

Response:

The Company has filed the Certificate of Incorporation as amended by the Certificate of Designations and the Certificate of Ownership and Merger as Exhibit 3.1.

September 1, 2011 Supplemental Response

Form 8-K

General

21.           To the extent applicable, please amend your Form 8-K to comply with the Staff’s comments pertaining to the company’s Form S-1/A, filed with the Commission on September 1, 2011.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in the Form 8-K and provided herewith supplementally a draft copy of such revised disclosure, to the extent the foregoing comments to the Form S-1 apply to the Form 8-K.

Description of Business of Radius Health, Inc., page 2

22.           We reissue comment four of our letter dated August 18, 2011. Please provide the disclosure regarding research and development, as required by Item 101(h)(4)(x) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 4 and has provided herewith supplementally a draft copy of such revised disclosure to provide the disclosure regarding research and development, as required by Item 101(h)(4)(x) of Regulation S-K.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

23.           Please explain why your disclosure on page 66 of the Form S-1 regarding your research and development agreement with Nordic Bioscience has not been included in your Form 8-K.

Response:

In response to the Staff’s comment, the Company has conformed its disclosure regarding its research and development agreement with Nordic Bioscience in the Form 8-K to that disclosure contained in the Form S-1 and has provided herewith supplementally a draft copy of such revised disclosure.

Item 4.01 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 77

24.           We refer you to paragraph two. Please revise to disclose the reports of REMC on the Company’s financial statements were for the two years ended December 31, 2010. See Item 304(a)(1)(ii) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company will revise the Form 8-K on page 46 and has provided herewith supplementally a draft copy of such revised disclosure to clarify that the time periods covered by the REMC reports are each of the years ended December 31, 2009 and 2010.

Should you wish to discuss the responses included herein or materials enclosed herewith at any time, please do not hesitate to contact me. Any questions regarding accounting issues may be addressed directly to B. Nicholas Harvey, Chief Financial Officer of the Company, at (617) 444-1834.

Sincerely,

/s/ Matthew J. Cushing
Matthew J. Cushing

cc:           Erin Wilson, Securities and Exchange Commission

Pamela Howell, Securities and Exchange Commission

Brian McAllister, Securities and Exchange Commission

Tia Jenkins, Securities and Exchange Commission

C. Richard Edmund Lyttle, President and CEO, Radius Health, Inc.

B. Nicholas Harvey, CFO, Radius Health, Inc.

Julio E. Vega, Bingham McCutchen LLP

Attachment A

	November 2003	December 2004	December 2005	December 2006	February 2007	August 2007	March 2008	November 2008

Old Series A - New Series A-4	39,980

Old Series B - New Series A-3	474,090	474,090	474,090

Old Series C - New Series A-2				2,064,440	1,406,942	1,228,281	3,347,406	1,785,011

October 6, 2011

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E .

Washington, D.C. 205490-6010

Re:	Radius Health, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 1, 2011
File No. 333-175091
Form 8-K Supplemental Response
Filed September 1, 2011
File No. 000-53173

Dear Mr. Reynolds:

In connection with the response letter dated October 6, 2011 submitted on our behalf, Radius Health, Inc., a Delaware corporation (the “Company”), in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated September 23, 2011, the Company hereby acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the Form S-1 and the Form 8-K;

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form S-1 or Form 8-K; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you wish to discuss the foregoing at any time, please do not hesitate to contact Julio E. Vega (617-951-8901) or Matthew J. Cushing (617-951-8439) of Bingham McCutchen LLP or the undersigned, the Chief Financial Officer of the Company, at (617) 444-1834.

Very truly yours,

/s/ B. Nicholas Harvey

B. Nicholas Harvey

cc:	Erin Wilson, Securities and Exchange Commission
Pamela Howell, Securities and Exchange Commission
Brian McAllister, Securities and Exchange Commission
Tia Jenkins, Securities and Exchange Commission
C. Richard Lyttle, Radius Health, Inc.
Julio E. Vega, Bingham McCutchen LLP
Matthew J. Cushing, Bingham McCutchen LLP

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